Exhibit 99.1

 News Release

Rosetta Genomics Appoints Mark R. Willig as Chief Commercial Officer

Brings extensive molecular diagnostic commercial and market access leadership to drive revenue and expand reimbursement across portfolio of high-value assays

Company expects to build on momentum of RosettaGX Reveal™ gross billings which demonstrated over 60% volume growth from August to September

PHILADELPHIA and REHOVOT, Israel (October 20, 2016) – Rosetta Genomics Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based and other molecular diagnostics, announces the appointment of Mark R. Willig as Chief Commercial Officer. In this newly created position, Mr. Willig will be responsible for sales, marketing and market access for Rosetta Genomics’ entire portfolio of high-value diagnostic assays. He will report to Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics.

Throughout his career Mr. Willig has developed and executed global commercial and business strategies for companies ranging from leading start-ups to Fortune 500 molecular diagnostic companies. Most recently he served as Senior Vice President of Sales for CardioDx, Inc., a pioneer in genomic diagnostics, where he grew revenue by more than 500% while increasing testing volume from 21,000 tests to 150,000 tests annually. Previous to that, he was Executive Vice President of Global Sales for Agendia, BV, a leading molecular diagnostic company that develops and markets genomic assays for early stage cancer patients. At Agendia he was responsible for the launch of their diagnostic product portfolio, which under his leadership increased revenue 140% to an annual run rate of $30 million. At both of these organizations Mr. Willig was responsible for securing positive medical policy and contracting with the first commercial payers.

Previously, Mr. Willig was Vice President of Global Sales at Thermo Fisher Scientific, where he had global responsibility for a $280 million dollar business unit. Mr. Willig was also the Chief Executive Officer at PrognostiX, a Cleveland Clinic spin-off diagnostic company. He also held several key commercial roles at Abbott Laboratories Diagnostics Division and was the first commercial leader at Myriad Genetics, where he launched the first genetic test for hereditary breast and ovarian cancer, which resulted in a 200% CAGR over five years.

“We are delighted to have Mark join our team at this pivotal juncture in the commercialization of our unique and evolving product portfolio. His proven ability to build sales platforms and drive growth for molecular diagnostic products will further enhance the commercial and clinical adoption of our first-of-its-kind microRNA classifier for indeterminate thyroid nodules as well as our urologic oncology and solid tumor offerings,” noted Mr. Berlin.

“With approximately $1.5 million in gross billings for RosettaGX Reveal™ since commercial launch in early 2016 and with strong monthly volume growth, we are well positioned to build on this momentum and increase our market share in the $350 million U.S. market for molecular classifiers for indeterminate thyroid nodules. We expect Mark’s considerable experience with both government and commercial payors will enhance our reimbursement efforts and improve our billings and cash collections.”

“Genomic and molecular diagnostics are making the promise of personalized medicine a reality, and I am delighted to be joining Rosetta at this exciting time in its growth. I look forward to executing a dynamic sales and marketing strategy to drive the market penetration of RosettaGX Reveal while expanding use of our entire solid tumor and urologic oncology offerings to a broader market where an increasing number of patients may truly benefit,” commented Mr. Willig.

Mr. Willig earned a B.S. in Communications from the University of Missouri.

About Rosetta Genomics

Rosetta develops and commercializes a full range of microRNA-based and other molecular diagnostics. Rosetta’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. Through the acquisition of PersonalizeDx, the Company now offers core FISH, IHC and PCR-based testing capabilities and partnerships in Pathology, Oncology and Urology that provide additional content and platforms that complement Rosetta’s microRNA and Next-Gen Sequencing offerings. RosettaGX Reveal™, a Thyroid microRNA Classifier for the diagnosis of indeterminate thyroid FNA smears, as well as the full RosettaGX™ portfolio of cancer testing services are commercially available through the Company’s Philadelphia, PA- and Lake Forest, CA-based CAP-accredited, CLIA-certified labs. For more information visit www.rosettagx.com.

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects including, but not limited to statements relating to increasing market share, enhancing reimbursement efforts, and improving billings and cash collections, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s most recently filed Annual Report on Form 20-F, as filed with the SEC. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Rosetta Genomics Contact:	Rosetta Genomics Investor Contact:
Ken Berlin, President & CEO	LHA
(267) 298-1159	Anne Marie Fields
investors@rosettagx.com	(212) 838-3777
afields@lhai.com

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